Exhibit 99.2

Management's Discussion & Analysis

for the three months ended
August 31, 2020

October 14, 2020

aphria inc.

Management’s

Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc. and its subsidiaries (collectively, the “Company”, “Aphria”, “we”, “us” or “our”) is for the three months ended August 31, 2020. It is supplemental to and should be read in conjunction with the Company’s condensed interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2020, as well as the audited financial statements and MD&A for the fiscal year ended May 31, 2020. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Under the United States (“U.S.”)/Canada Multijurisdictional Disclosure System (“MJDS”), we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements, which may differ from U.S. disclosure requirements. Additional information regarding Aphria (including its Annual Information Form dated July 29, 2020) is available on our website at www.aphriainc.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis business, adjusted EBITDA from distribution business, adjusted EBITDA from businesses under development, capital and intangible asset expenditures, – wholly-owned subsidiaries and capital and intangible asset expenditures – majority-owned subsidiaries which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	Gram equivalents include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 5.75 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to production costs less cost of accessories and cannabis oil conversion costs divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to “all-in” cost of sales of dried cannabis less amortization, packaging costs and distribution costs divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash amortization and packaging costs and provides a benchmark of the Company against its competitors.
•	Cannabis gross profit is equal to gross profit less distribution revenue, cost of goods purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Cannabis gross margin is cannabis gross profit divided by net revenue from cannabis products. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Distribution gross profit is equal to gross profit less revenue from cannabis products, insurance recovery, excise taxes, production costs, cost of cannabis purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.

Management’s Discussion & Analysis | 2

•	Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase inventory for resale in its distribution business.
•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from cannabis business is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements: Aphria Inc., Broken Coast Cannabis Ltd. (“Broken Coast”) and 1974568 Ontario Ltd. (“Aphria Diamond”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the cannabis regulated industry.
•	Adjusted EBITDA from distribution business is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; CC Pharma GmbH, ABP, S.A. (“ABP”) and FL Group S.r.l. (“FL Group”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s distribution business.
•	Adjusted EBITDA from businesses under development is adjusted EBITDA minus adjusted EBITDA from business and adjusted EBITDA from distribution business. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s businesses under development.
•	Capital and intangible asset expenditures – wholly-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly-owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.
•	Capital and intangible asset expenditures – majority-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority-owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.

These measures do not have any standardized meaning prescribed under IFRS and are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This MD&A is prepared as of October 14, 2020.

Management’s Discussion & Analysis | 3

■ Company Overview

We are a leading global cannabis company, with operations in Canada, Europe and Latin America, that is changing people’s lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Our mission is to be the trusted partner for our patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, we are licensed to cultivate, process, market and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international and Canadian regulations.

Aphria Inc. exists under the laws of the Business Corporations Act (Ontario) and our common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq Global Select Market (“Nasdaq”) in the U.S.

Core Mission and Values

We are committed to changing people’s lives for the better by investing in our products, our people and our planet. In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. The following core values serve as our compass in our strategic direction and decisions:

We put people first

We are committed to significantly improving the lives of as many people as possible – whether it is meeting the needs of our patients and consumers, building a best-in-class, diverse workforce that’s more representative of all people or giving back and supporting our neighbours in the communities where we make our home – we continuously seek to help others live their very best life.

We lead by example

We are passionate about pushing our industry forward in a responsible manner. We believe that we should use our influence in helping to establish industry standards that continue to support the health and wellbeing of our employees, our patients and consumers and the communities in which we call home. As a purpose-driven organization, we continuously explore ways to deliver on our values and commitments to serve all of our key stakeholders including our shareholders.

We respect the earth

As a conscientious company, we are committed to ensuring that our actions and those of our employees have a positive impact on the environment around us. We are proud to employ – and continuously improve – sustainable growing and business practices to provide efficiencies, cost reduction benefits and lessen our impact on the environment.

We take responsibility to heart

We believe it is our responsibility to ensure the safety of our employees, patients, consumers and the worldwide community. Our partnerships and programs reflect our ongoing commitment to the safety of our worldwide communities through education, responsible use and meaningful corporate citizenship. We are also committed to ensuring ample access to legal, safe, high-quality cannabis products to help eliminate the illicit market and keep cannabis out of the hands of youth.

Management’s Discussion & Analysis | 4

Strategy and Outlook

We are a leading global cannabis consumer packaged goods company that is changing people’s lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life. At the core of our strategy is our mission to be the trusted partner for our patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. In the pursuit of our purpose, we are committed to changing people’s lives for the better by investing in our products, our people and our planet for all of our key stakeholders, including our shareholders.

Our overall strategy is to leverage our expertise and capabilities to drive market share in Canada and internationally in order to achieve profitable growth and build sustainable, long-term shareholder value. We are focused on maximizing growth in net sales, profitability and managing cash flow in our identified core markets in Canada, Germany and Latin America. In order to ensure the long-term sustainable growth of our Company, we continue to drive category leadership and assess growth opportunities with the introduction of innovative new products, increase our market share, maintain a strong financial position and manage our cost of goods and expenses with a focus on being the low-cost, high-quality producer.

Within Canada, Aphria is focused on gaining market share in the Canadian cannabis industry by executing on our strategic priorities through entering new product categories that possess the most consumer demand, while leveraging our expertise to develop brands that are truly differentiated from our competitors and optimizing our production to continue to be the high-quality, low-cost producer we are today. Internationally, we are focused on business activities that provide a return on investment in the near term without being capital intensive. We intend to continue to maximize the utilization of our existing assets and investments in connection with the development and execution of our growth plans, while leveraging our cannabis expertise and well-established Aphria medical brand. By building on this foundation, we strive to take a leadership position in the industry.

Canadian Cannabis Business 1

Medical

In 2014, we were among the first companies to be permitted to cultivate and sell legal medical cannabis. Since then, we grew to be one of the top Canadian providers of medical cannabis with operations in multiple international markets.

We are committed to meeting the needs of our patients whether they are looking for more natural options for their medical needs, exploring their options in wellness, or seeking alternatives in their lifestyle. We are driven by a desire to help others live their very best life. This includes continuous product development on different methods of administering cannabis products through oil, softgels, vapes and eventually edibles and other derivatives, as well as being proactive in aiding patients with difficulties obtaining the required medical care by partnering with them on their healthcare journey.

Accessibility is a top priority for Aphria. We are committed to ensuring patients have access to the medication they depend on through a strong supply chain and dedicated support through our dedicated Patient Care Team. We also understand some patients may have barriers that can impact their financial wellbeing. To help, we offer various financial support programs including a Compassionate Pricing Program for those with financial needs, a Senior Pricing Program for our older patients and a Front-line Workers Program for those who are currently risking their lives to protect their fellow Canadians. We also maintain a robust Veterans Program to help support veterans across Canada. In addition, the Company continues to provide access to treatment, on a compassionate basis, for a four-year-old epileptic girl in the United Kingdom; a treatment that has decreased her daily seizures from around thirty per day to just three or four.

We currently produce, market and distribute our medical cannabis products under the Aphria and Broken Coast brands.

1 References to Canadian cannabis business include the results of Aphria One, Aphria Diamond and Broken Coast.

Management’s Discussion & Analysis | 5

Since 2014, the Aphria brand has been a leading, trusted choice for Canadian patients seeking high-quality pharmaceutical-grade medical cannabis. Today, the Aphria brand continues to be a leading brand in Canada and, we will continue to leverage its market leadership as we grow our medical cannabis markets internationally under the Aphria brand.

Medical cannabis products under the Broken Coast brand are grown in small batches in single-strain rooms, with a commitment to product quality in order to exceed patient expectations.

We continue to invest in the medical cannabis space within Canada and in international markets through the development of innovative product offerings, state-of-the-art facilities and the expansion of our global supply chain to address the unmet needs of patients around the world.

According to Health Canada data, the number of Canadians registered to access medical cannabis has fallen to 303,221, an 18% decline from its peak of 369,614 in September 2019. This decline has been driven by price compression of dried flower in the adult-use market and more recently by reduced patient volumes seen by many Health Care Practitioners due to COVID-19.

In a recent survey we conducted with Canadian physicians, 70% reported seeing fewer patients than before COVID-19. In May, the Canadian Medical Association reported that patient volumes in family practices have dropped by about 30-50%. A survey of over 1,700 Canadians conducted by the Angus Reid Institute found that 23%2 were unable to see their doctor due to the pandemic. This decrease in access to health care caused by the pandemic led Health Canada to issue a temporary amendment that allowed patients already registered with a licensed producer whose medical document expires between March 13, 2020 and September 20, 2020 to extend their medical document for 6 months without the authorization of a Health Care Practitioner. While this amendment helped patients that are currently registered patients, it did not help address the access issue for patients that are looking to access medical cannabis for the first time during the COVID-19 pandemic.

Canadian Adult-Use Market Brands

We believe that our differentiated portfolio of brands, which is designed to resonate with consumers in all categories, sets us apart from our competitors and is providing us with the ability to establish a leading position in the adult-use market in Canada. Therefore, we are investing in brand building with our consumers, new product innovation, distribution, trade marketing and cannabis education to drive market share in the Canadian adult-use cannabis industry.

As the industry continues to evolve, we continue to evaluate the market and our adult-use brand portfolio in order to ensure that it continues to meet the different consumer segments that continue to emerge. In addition, we seek to leverage our vast selection of strains to offer each consumer segment a different experience through product and terpene profiles, while also focusing on the value proposition for each of these segments as it relates to price, potency and product assortment. We are also focused on gaining market share by entering new product categories that possess the most consumer demand. Today, our brands consist of B!NGO, P’tite Pof, Good Supply, Solei, RIFF and Broken Coast. Each brand is unique to a specific consumer segment and is designed to meet the needs of these targeted segments, as described below:

2 http://angusreid.org/covid19-medical-access/

Management’s Discussion & Analysis | 6

ECONOMY BRANDS

Everyday enjoyment

B!NGO is like a nice cold beer on a summer’s day. Our products hit the spot and gives consumers that little something that lets them enjoy the moment.

We are the everyday companion that keeps it light and simple.

VALUE BRANDS

Unmistakably Québécois

P’tite Pof is inspired by Québécois culture, casse-croûte signage and your local dépanneur.

Straightforward, functional, bold, charming and iconic. Our traditional blue and red with a modern twist.

CORE BRANDS
Quality Bud. No B.S. Embrace the goodness of classic cannabis culture. Good Supply is an insider brand that speaks your language and reminds you of when you first fell in love with cannabis.

Find Your Moment

Solei Sungrown Cannabis (“Solei”) is a brand designed to embrace the bright Moments in your day.

Solei’s Moments-based products help to make cannabis simple, approachable and welcoming.

PREMIUM BRANDS
Elevate. Collaborate. Create. RIFF is not your conventional cannabis brand. We are a brand by creatives for creatives. An unconventional brand, fueled by creativity and collaboration.

Management’s Discussion & Analysis | 7

Cultivated with Character No Peeking [3]
PREMIUM+ BRANDS

West Coast, Naturally – The best bud in the world

Authentic and effortless build on small batch growing techniques / craft approach.

Broken Coast’s reputation for its high-quality flower; aroma, bud composition, and heavy trichome appearance delivers an incredible experience.

Operations

Our Canadian cannabis business are comprised of our Aphria One and Aphria Diamond greenhouse facilities and our Broken Coast indoor cultivation facility.

Facility	Location	Type	Property Owned/Leased	LicenCe Expiration	Ownership
Aphria One [4]	Leamington, Ontario	Cultivation, Processing, Distribution, R&D	Owned	March 20, 2023	100%
Aphria Diamond	Leamington, Ontario	Cultivation	Owned	November 1, 2020	51%
Broken Coast	Vancouver Island, B.C.	Cultivation, Processing, Distribution, R&D	Owned	March 13, 2023	100%

Distribution

Medical Cannabis

In Canada, we distribute medical cannabis to our patients following a direct to patient model which allows us to provide patients with medical cannabis directly through our medical portal. We recently upgraded our medical portal to a state-of-the-art platform in order to provide our patients with an optimal experience and service.

3 No peeking (unless you already peeked). Coming soon.

4 Aphria One maintains a European Union Good Manufacturing Practices (“EU-GMP”) certification as an active substance manufacturer (Part II - Medical Products) issued by the Malta Medicines Authority for the supply of bulk cannabis product for medicinal use to worldwide EU-GMP-certified facilities, where permissible.

Management’s Discussion & Analysis | 8

Wholesale and Other Sales Channels

Recent changes in the Canadian market have resulted in more of our competitors moving towards an asset light model through the rationalization of their cultivation facilities. As this transition occurs, we anticipate the demand for bulk, saleable flower to increase, thereby providing new opportunities for revenue growth in the wholesale channel. Our early focus and investment in developing the capabilities for high-quality, low-cost cannabis cultivation and processing at scale provides us with the unique positioning to drive wholesale channel opportunities for revenue growth. We already completed several sales through our wholesale strategy and expect to continue to do so by building partnerships in the industry.

Canadian Adult-Use Market

We maintain supply agreements for the sale and distribution of adult-use cannabis products with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of the Canadian population.

We opted to out-source the majority of our sales function by entering into an exclusive agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits, which provides us with the sales force and wholesale/retail channel expertise required to effectively and efficiently promote our cannabis products through each of the provincial/territorial cannabis control agencies.

New Products and Accessories

At the launch of cannabis infused products (“Cannabis 2.0”), the Company’s primary focus was within the vape category as the Company anticipated, similar to the U.S. market, that these products would grow to represent a significant percentage of the Canadian cannabis market demand for derivatives. The current Canadian vape pen market represents approximately 13%[5] of the total Canadian retail cannabis market, the Company believes it will reach at least 20%. Additionally, vape products were and are aligned with the Company’s extraction capabilities and know-how. Once legislatively allowed, the Company successfully launched over 30 new vape SKUs into the Canadian market with positive reviews from control boards and consumers alike. The Company benefited from being first in the Canadian cannabis vape market, winning market share with consumers with its 510 and “all in one” branded vape products. The Company also supplies products under the PAX platform for consumers who own this proprietary vape componentry system.

The Company believes edibles, concentrates and beverage products will collectively represent a growing proportion of the Cannabis 2.0 market and developed a strategy to meet this demand. As such, the Company is currently also equally focused on the development of other categories of Cannabis 2.0 products.

■ International Operations

Internationally, we are seeking to drive market share growth in key core markets by leveraging our expertise and capabilities in order to achieve profitable growth and build sustainable, long-term shareholder value. We intend to continue to maximize the utilization of our existing assets and investments in connection with the development and execution of our strategic plan, while leveraging our cannabis expertise and well-established Aphria medical brand. We are focused on maximizing growth in net sales, profitability and managing cash flow in our identified core markets by focusing on business activities that provide a return on investment in the near term that are not capital intensive.

We currently maintain international operations in Germany, Italy, Malta, Colombia and Argentina as well as a strategic relationship in Denmark, Poland and Israel. In establishing our international footprint, we sought to create operational hubs in those continents where we identified the biggest opportunities for growth designed our operations to ensure consistent, high-quality supply of cannabis products as well as a distribution network.

5 Per Headset reporting data – August 2020

Management’s Discussion & Analysis | 9

Export Facility from Canada

Leveraging our industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions in Canada and our ability to cultivate high-quality, low cost cannabis on a consistent basis, we expect to supply much of our international demand with cannabis and cannabis derivative products from Canada. The Company ships EU-GMP certified cannabis from our Canadian facilities to our wholly-owned subsidiary CC Pharma GmbH (“CC Pharma”) in Germany in order to leverage CC Pharma’s extensive distribution network. For Argentina, we supplied medical cannabis from Avanti to Argentina under the Argentinian “Compassionate Use” national law as well as for the medical cannabis product being supplied to the Hospital de Pediatria Garrahan for a pediatric refractory epilepsy clinical study.

Avanti currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. In addition, Avanti received its EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part 1 – Medical Products) in January 2020. Avanti provides laboratory testing services to our Canadian cannabis business and, its Part II EU-GMP certification allows Avanti to process, package, label and test cannabis oil as well as package, label and test dried cannabis for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction, worldwide, that recognizes the EU-GMP standards. In addition, Aphria One’s EU-GMP certification allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other Part I EU-GMP-certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

European Union

Germany

The German market is considered to be one of the most highly sought-after developed medical cannabis markets in the world and, therefore, we focused our efforts and resources on developing this important market.

Our strategy in Germany consists of a three-pronged approach covering demand, supply and distribution:

Demand

During the COVID-19 pandemic, we have refocused our efforts to develop virtual educational programs and other means of outreach to healthcare professionals to deliver education on the uses of medical cannabis. In order to improve access to medical cannabis, we also partnered with a leading company in digital applications and medical software to establish a modern and patient-centric telemedicine clinic to improve patient access to healthcare professionals capable of prescribing medical cannabis. Our plan is also to establish strategic partnerships, which will further facilitate access for patients to medical cannabis. It is also our intention to establish collaborations with academic institutions in Germany to improve scientific evidence for Aphria medical cannabis products.

Supply

The Company intends to supply cannabis products to meet the demand in Germany through imports from Canada and our German cultivation and processing facility, currently under construction. We also entered into a supply agreement with a prominent European flower producer in Denmark for EU-GMP-certified dried bud for both the German market as well as throughout Europe.

In Germany, we participated in the tender process for in-country cultivation licences and was one of three companies selected by the BfArM to receive a licence for the cultivation of medical cannabis. We were granted a total of five lots, which was the most available lots within the tender process and we are the only winner of the German tender with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is currently expected to provide a minimum annual capacity of 200 kgs for a total of 1,000 kgs. Pursuant to the licence granted by BfArM, the Company is in the process of constructing its cultivation facility from which we expect to deliver the first harvest to BfArM by the beginning of calendar year 2021. In addition, we completed the construction of a storage facility located at CC Pharma. All cultivation and storage facilities are being constructed in line with EU-GMP requirements.

Management’s Discussion & Analysis | 10

Distribution

Germany currently allows for the sale of medical cannabis and cannabis extracts to pharmacies. These cannabis products are also covered by insurance companies. This coverage provides the opportunity for a greater number of medical cannabis patients with access to the full use and benefits of these products. Through CC Pharma, we obtained a leading importer and distributor of EU-pharmaceuticals for the German market and Europe. CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany. Currently, the majority of distribution activities for CC Pharma within Europe relate to the distribution of non-cannabis medical products. However, the Company exports EU-GMP certified cannabis from our Canadian facilities and from our partner in Denmark to CC Pharma in order to leverage CC Pharma’s extensive distribution network.

Malta

Through our subsidiary, ASG Pharma Ltd. (“ASG”), we received the first import permit for medical cannabis issued by the Government of Malta’s Ministry of Health. ASG also received its Part II EU-GMP certification in respect of production of cannabis for medicinal and research purposes, allowing it to ship finished dried flower and finished oil for medicinal and research use in permitted jurisdictions throughout the European Union. The Company intends on using ASG to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP compliant cannabis products. In October, 2020 ASG received its first shipment of EU-GMP certified cannabis oil from our Avanti facility and is in the process of preparing finished product for Germany.

Italy

Our wholly-owned subsidiary, FL Group, is authorized to import cannabis products into Italy and to distribute pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies.

South America

Colombia

We maintain a 90% ownership interest in ColCanna S.A.S. (“ColCanna”). This ownership provides the Company with the ability to further develop the global Aphria brand through the distribution of Aphria branded products to patients across South America. Furthermore, the Company signed an exclusive three-year agreement with the Colombian Medical Federation (“FMC”), a national guild that oversees the ethical exercise of the medical profession in Colombia. Under this agreement, Aphria and the FMC jointly developed an academic curriculum and cohosted several conferences and events on the appropriate medicinal use of cannabis. The FMC is affiliated with nearly 2,000 doctors and maintains a database of more than 70,000 medical professionals that rely on the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects.

Argentina

In Argentina, ABP, the Company’s wholly-owned subsidiary, is a distributor of traditional pharmaceutical medicines and medical cannabis products for the Argentinian market. On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory for sale to patients suffering from refractory epilepsy. This represents a significant improvement for these patients since before the resolution products could only be imported on a named patient basis. The legislative change reduces the delay experienced by patients when ordering and receiving their prescribed medical cannabis since it is now readily available and can be dispensed on demand. The Company believes that this recent resolution represents an evolution of the medical cannabis regulatory framework in Argentina towards sustainable commercialization.

Commencing in January 2020, ABP began shipping, distributing and delivering its first consolidated units (in bulk) of medical cannabis into Argentina under the “Compassionate Use” national law for patients with refractory epilepsy, holding a medical prescription from a neurologist. In compliance with the national drug law, patients are required to pick up controlled substances products at an authorized pharmacy. ABP is fully authorized and licensed by the national regulatory agency (“ANMAT”) to distribute and deliver controlled substances via authorized pharmaceutical channels.

Management’s Discussion & Analysis | 11

Importantly, the Company continues to work with Hospital de Pediatria Garrahan, a leading pediatric hospital in Buenos Aires, which recently published favourable preliminary results in refractory epileptic patients following treatment with Aphria products.

Pan-Asia

Australia

Aphria maintains relationships in Australia with two companies conducting medical cannabis clinical trials.

Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient on this trial.

CannPal Pty Ltd. is currently in a clinical trial related to animal pain in cats and dogs, wherein the test product is fabricated using Aphria strains.

Aphria also maintains a supply relationship with Althea Company Pty, a licensed producer in Australia.

Israel

We entered into a Strategic Supply Agreement (the “Canndoc Agreement”) with Canndoc Ltd. (“Canndoc”), a subsidiary of InterCure Ltd. (TASE: INCR/INCR.TA), one of Israel’s largest and most established medical cannabis producers. Under the terms of the Canndoc Agreement, Aphria will exclusively supply Canndoc with dried bulk flower in Israel over a two-year period, with the option to extend for two additional terms of two years each, and an option for an additional year after that if the parties agree to terms. During each two-year term, we will provide Canndoc with up to 3,000 kgs. of bulk dried flower, which will be processed into finished product, co-branded under the Aphria and Canndoc brand names, and sold exclusively within the Israeli market.

United States

Aphria does not maintain any direct or indirect investments in the U.S., where despite being legal in individual states in varying degrees, cannabis remains federally illicit. The Company is focused on participating in federally permissible activities in the U.S., and is therefore currently reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. The Company intends to be well poised to capitalize on the U.S. market should it become federally legal to do so through this strategy. The Company believes investing in more established industries will generate faster returns through positive EBITDA and provide cash flow to further invest in existing businesses, while putting the Company in the best possible position to generate significant long-term returns, if and when, the U.S. legalizes cannabis federally and removes the current barriers in the industry.

Management’s Discussion & Analysis | 12

■ Investor Highlights

[6]

	Q1 - 2021	Q4 - 2020
Distribution revenue	$82,198	$99,137
Net cannabis revenue	$62,491	$53,066
Kilogram equivalents sold	20,882.2	12,556.5
Production costs	$28,421	$18,917
Cost of goods purchased	$70,396	$87,190
Cash cost to produce dried cannabis / gram[6]	$0.87	$0.88
"All-in" cost of sales of dried cannabis / gram[6]	$1.41	$1.69
Gross profit before fair value adjustments[6]	$43,332	$40,026
Adjusted distribution margin[6]	14.4%	12.1%
Adjusted cannabis margin[6]	49.7%	52.9%
Adjusted EBITDA from cannabis business[6]	$10,399	$9,360
Adjusted EBITDA from businesses under development[6]	$(2,820)	$(2,745)
Adjusted EBITDA from distribution business[6]	$2,427	$1,943
Cash and cash equivalents	$400,019	$497,222
Working capital	$725,512	$732,908
Capital and intangible asset expenditures - wholly-owned subsidiaries[6]	$15,808	$25,569
Capital and intangible asset expenditures - majority-owned subsidiaries[6]	$1,496	$2,458

•	Transferred stock exchange listing from the New York Stock Exchange to the Nasdaq on June 8, 2020;
•	Filed prospectus supplement for $100,000 USD At-the-Market program on July 29, 2020 to provide additional capital for our entry into the U.S.;
•	Entered into Strategic Supply Agreement with Canndoc Ltd., a subsidiary of InterCure Ltd. (TASE: INCR/INCR.TA), one of Israel’s largest and most established medical cannabis producers;
•	Liquidated the convertible note receivable from HydRx Farms Ltd.;
•	Good Supply and P’tite Pof launched large-format SKUs and launched B!NGO, a large format, economy brand utilizing lower potency cannabis; and,
•	Recorded sixth consecutive quarter with positive adjusted EBITDA and positive adjusted EBITDA from cannabis business.

■ Recent Events

Coronavirus ("COVID-19") Pandemic, Its Impact

Aphria continues to closely monitor and respond, where possible, to the ongoing COVID-19 pandemic. As the global situation continues to change rapidly, ensuring the well-being of our employees remains one of our top priorities. The Company also remains committed to providing best in class care and service to our valued patients and customers – facilities continue to remain open and operational with heightened measures in place to protect the health and safety of employees, vendors, partners and their families. The Company is committed to enhancing these measures and implementing other necessary practices as the situation warrants.

Leamington, Ontario and Brampton, Ontario

Our Leamington facilities, Aphria One and Aphria Diamond, and Brampton facility, Avanti, remain open as they are currently considered essential businesses by the Ontario government.

6 Non-IFRS measure

Management’s Discussion & Analysis | 13

Duncan, British Colombia

Our Duncan facility in British Colombia ("BC"), Broken Coast, remains open and is currently considered an essential business by the BC government.

Supply chain in Canada

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, there do not appear to be any indications of challenges or delays in our supply chain; however, the Company has undertaken pre-emptive measures to ensure alternate supply sources in different continents.

Densborn, Germany

Our Densborn facility, CC Pharma, remains open and is considered an essential service by the German government.

Supply chain in Germany

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, a number of suppliers in foreign countries are impacted by COVID-19.

COVID-19 impact on our medical businesses

As a result of individual country restrictions, a general decrease in elective medical procedures and surgeries, in-person medical visits and social distancing requirements, the Company experienced and may continue to experience decreases in revenue in its Canadian medical cannabis business and global distribution businesses. Declining new patient registrations in Canada driven by the decrease in medical visits may continue to impact our medical cannabis business. Limitations on elective medical procedures and lower frequency patient visits to physicians and pharmacies may continue to impact our global distribution businesses as doctors have less opportunity to write new prescriptions.

Liquidity

At the present time, Aphria believes it has sufficient levels of cash to respond to the current pandemic through its anticipated duration. As at August 31, 2020, Aphria has working capital of $725,512 including cash balances of over $400,000 and access to very minor line of credit facilities.

While there are certain principal payments due in the next 12 months, our earliest debt maturity is almost one year from August 31, 2020, in July 2021.

Protection of our employees

We took and continue to take, important steps to protect our employees during this period, including:

•	Mandatory mask policy in all common and production areas;
•	Staggered work schedules, banning all non-essential contractors and closing our facility to guests, all to reduce flow of traffic into and out of our facilities;
•	Staggered employee breaks, redesigned work stations and processes to minimize employee interaction and ensure appropriate social distancing;
•	Installed thermal scanners at all facility employee entrances to monitor employee temperatures;
•	Enhanced sanitation of work areas, both in terms of breadth and depth of cleanings; and
•	Implemented mandatory 14-day quarantines for all workers returning from out of country visits.

Management’s Discussion & Analysis | 14

Giving back to our communities

We are providing multiple programs to seniors and front-line healthcare workers in the local Leamington community to support them during this period, including having:

•	Made various donations to Erie Shores Community Hospital;
•	Made a donation of excess personal protective equipment to Erie Shores Community Hospital;
•	Piloted ‘The Wellness Lounge’, a virtual mental health forum to promote mental health awareness, community and connections among Veterans and First Responders in conjunction with Wounded Warriors Canada;
•	Continued the Aphria Supports program, where employee volunteers operate a dedicated local phone number for seniors and front-line healthcare workers to purchase and deliver groceries and other necessities during this difficult time; and,
•	Continued a 10% discount on medical products to compensate for the current economic climate.

Brand and Product portfolio

The Company’s brand and product portfolio continue to grow in stature and size. The Company’s early efforts in consumer segmentation laid the cornerstone for its brand strategy and has continued to grow as a result of the Company’s focus on product and its competitive pricing strategy. The end result continues to resonate with new and repeat purchasers.

Canadian market overview

During the quarter, the Canadian retail market grew from an annualized value of $2.2 billion at the start of the quarter, to $2.8 billion in July7. The four largest markets remain Ontario, Quebec, Alberta and British Colombia, which represent over 80% of the Canadian market8.

During the period, the top provincial markets grew as follows:

  Ontario grew the most from $0.5 billion to $0.7 billion, or 54%8;
  Quebec grew from $0.5 billion to $0.6 billion, or 18%8;
  Alberta grew from $0.4 billion to $0.5 billion or 18%8; and,
  British Colombia grew from $0.3 billion to $0.4 billion, or 30%8.

During this period, the Company maintained its #1 position, as the top Licensed Producer in terms of sales to provincial control boards across all brands, in both Ontario9 and Alberta10. In Ontario, the Company maintained a 17.2 market share9, and per Headset data experienced sales of 60%10 more than the next highest Licensed Producer, and in Alberta, it maintained a 13.4 market share8, both as measured in the same manner as above. For the same period, the Company maintains a #3 position in British Colombia11 and the Company believes that it is likely that it maintained the #4 position in Quebec12.

Brand overview13

The Company’s adult-use brand portfolio includes Premium+ offering Broken Coast, Premium offering RIFF, core offerings Solei and Good Supply, value offering P’tite Pof and economy offering B!NGO, a new economy brand focused on lower potency offerings introduced to respond to the requests of the provincial boards.

7 Per Stats Canada report – July 2020

8 Ibid

9 Per OCS monthly reporting

10 Per Headset reporting data – August 2020

11 Per BC quarterly reporting

12 Based on combination of Company estimates, cross-referenced to Headset reporting data – August 2020

13 Brightfield Group Canada Brand Health Survey Q2, 2020

Management’s Discussion & Analysis | 15

Broken Coast

Broken Coast continues to resonate with experienced users in the Premium+ category. Recent studies by the Brightfield Group Canada identifies that 90% of Broken Coast users would recommend Broken Coast to others, while also scoring 20% higher, than the average product in the Premium+ category, as being high-quality.

RIFF

In the same study, 90% of RIFF users would purchase RIFF products again and users gave it a 95% overall satisfaction score. Much like Broken Coast, RIFF scored 20% higher, than the average product in the Premium category as being high-quality. RIFF users over-index as heavy consumers, over 60% higher than the average consumer in the category.

Solei

Solei is converting the curious to purchasers at the best rate in the industry. 96% of Solei purchasers would purchase Solei products again and 90% of users would recommend Solei to others. Amongst on-line purchasers, Solei maintains the highest brand awareness.

Good Supply

Much like RIFF users, Good Supply users over-index as heavy consumers, over 60% higher than the average consumer in the category and Good Supply users are 55% more likely to purchase dried flower.

Headset reporting14

Headset data, while not all encompassing of retail sales in Canada, covers a large portion of the retail market. The most recent publication by Headset highlights the Company’s brands for the current quarter as follows:

  48.4% growth in the quarter, 55% better than the industry average in Canada;
  #1 LP in Canada with market share of 14%, more than 20% higher than the next closest LP;
  #1 LP in Ontario and Alberta, #3 in British Colombia, #4 in Quebec and 60% higher share in Ontario than the next closest LP and 4% higher share in Alberta than next closest LP; and,
  In the month of August, Aphria vape cartridges maintained the highest market share, scoring a 12.6 share, 30% higher than the next closest LP, our brands held the #1 pre-rolled share and our brands held the #2 dried flower and oil shares in Canada.

■ Fair Value Measurements

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the tenth week of growth for Aphria One and Aphria Diamond and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested product to its full fair value less costs to sell.

14 Per Headset reporting data – August 2020

Management’s Discussion & Analysis | 16

As at August 31, 2020, the Company’s cannabis and cannabis oil, as detailed in Note 5, and biological assets, as detailed in Note 6 of its financial statements, are as follows:

	August 31, 2020	May 31, 2020
Cannabis - at cost	$98,623	$81,405
Cannabis - fair value increment	112,653	70,310
Cannabis trim - at cost	6,330	3,855
Cannabis trim - fair value increment	—	168
Cannabis oil - at cost	32,543	36,449
Cannabis oil - fair value increment	1,023	6,053
Softgel capsules - at cost	112	430
Softgel capsules - fair value increment	44	150
Cannabis vapes - at cost	6,530	5,686
Cannabis vapes - fair value increment	1,254	1,865
Biological assets - at cost	17,421	18,941
Biological assets - fair value increment	4,919	9,400
Cannabis products - at fair value	$281,452	$234,712

Aphria One and Aphria Diamond’s biological assets are carried at cost plus fair value increments of $0.37, $0.75, $1.12 and $1.49 per gram for weeks 11, 12, 13 and 14, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.60, $1.20, $1.81 and $2.41 per gram for weeks 10, 11, 12 and 13 respectively. Cannabis is carried at fair values between $2.50 and $3.00 per gram (May 31, 2020 - $3.00 per gram) for greenhouse produced cannabis. Cannabis are carried at fair values between $3.50 and $4.00 per gram (May 31, 2020 - $4.00 per gram) for indoor produced cannabis. The fair value increment on cannabis trim is $nil per gram (May 31, 2020 - $0.01 per gram). Cannabis oil, softgel capsules, and cannabis vape oils include the relative fair value based on the amount of cannabis or cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	August 31, 2020	May 31, 2020
Cannabis - at cost - per gram	$1.32	$1.62
Cannabis - fair value increment - per gram	$1.50	$1.40
Cannabis trim - at cost - per gram	$0.19	$0.24
Cannabis trim - fair value increment - per gram	$—	$0.01
Cannabis oil - at cost - per mL	$0.27	$0.29
Cannabis oil - fair value increment - per mL	$0.01	$0.05
Softgel capsules - at cost - per mL	$0.19	$0.26
Softgel capsules - fair value increment - per mL	$0.07	$0.09
Cannabis vapes - at cost - per mL	$0.22	$0.26
Cannabis vapes - fair value increment - per mL	$0.04	$0.09

Management’s Discussion & Analysis | 17

■ Cost per Gram

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
"All-in" cost of sales of dried cannabis per gram	August 31, 2020	May 31, 2020

Production costs	$28,421	$18,917
Less:
Cannabis oil conversion costs	$(796)	$(561)
Adjusted "All-in" cost of sales of dried cannabis	$27,625	$18,356

Gram equivalents sold during the quarter[15]	19,583,640	10,833,578

"All-in" cost of sales of dried cannabis per gram	$1.41	$1.69

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
Cash costs to produce dried cannabis per gram	August 31, 2020	May 31, 2020

Adjusted "All-in" cost of sales of dried cannabis	$27,625	$18,356
Less:
Amortization	$(5,559)	$(1,956)
Packaging costs	$(2,408)	$(3,033)
Distribution costs	$(2,578)	$(3,821)
Cash costs to produce dried cannabis	$17,080	$9,546

Gram equivalents sold during the quarter[15]	19,583,640	10,833,578

Cash costs to produce per gram	$0.87	$0.88

■ Results of Operations

Net revenue

During the three months ended August 31, 2020, the Company recognized revenues of $145,689 versus $126,112 in the same period of the prior year and $152,203 in the fourth quarter of fiscal 2020, representing an increase of 15.5% from the prior year and a decrease of 4.3% from the prior quarter. Included in net revenue for the three months ended August 31, 2020 is $82,229 of revenue from cannabis products, $(19,738) of excise taxes, $1,000 of insurance recovery and $82,198 of distribution revenue.

15 Gram equivalents sold for the quarter excludes 1,298,569 and 1,722,970 grams of product purchased and resold for the three months ended August 31, 2020 and May 31, 2020 respectively.

Management’s Discussion & Analysis | 18

Distribution revenue

Included in distribution revenue is $79,623 of revenue from CC Pharma, and $2,575 of revenue from other distribution companies for the three months ended August 31, 2020 versus $97,097 and $2,040 in the prior quarter. The decline in distribution revenue is largely a function of the impacts of COVID-19, including limitations on elective medical procedures and lower frequency of in-person visits to physicians and pharmacies combined contributed to the decrease in the revenue of the distribution business.

Revenue from cannabis products

	Three months ended
Cannabis revenue	August 31, 2020	May 31, 2020

Revenue from medical cannabis products	$7,911	$8,447
Revenue from adult-use cannabis products	69,616	56,687
Wholesale cannabis revenue	4,702	327
Cannabis revenue	$82,229	$65,461

During the quarter the Company sold 17,303.2 kgs of dried cannabis, 1,792.1 kg equivalents of cannabis oil products and 1,786.9 kgs of cannabis vape oils compared to 8,991.9 kgs of dried cannabis, 2,015.0 kg equivalents of cannabis oil products and 1,549.6 kgs of cannabis vape oils in the prior quarter.

	Three months ended
Cannabis revenue	August 31, 2020	May 31, 2020

Revenue from dried flower	$63,439	$45,868
Revenue from oil	8,145	10,529
Revenue from cannabis vapes	10,645	9,064
Cannabis revenue	$82,229	$65,461

Gross revenue from medical cannabis products

Revenue from medical cannabis products for the three months ended August 31, 2020 was $7,911 versus $10,242 in the same period of the prior year and $8,447 in the fourth quarter of fiscal 2020, representing a decrease of 22.8% from the same period for the prior year and a 6.3% decrease from the prior quarter.

The decrease in revenue from medical cannabis sold during the quarter from the prior quarter was related to:

•	Decrease in the medical cannabis sales of 201.8 kg equivalents to 1,071.5 kg equivalents sold in the current quarter, a decrease of 15.8% from the prior quarter. The decline is a result of the decline in registered medical patients and decline in patients registering due to the COVID-19 pandemic as discussed above.

This factor was partially offset by:

•	Increase in the average gross retail selling price to medical patients during the quarter from $6.63 to $7.38, a 11.3% increase from the prior quarter.

Gross revenue from adult-use cannabis products

Revenue from adult-use cannabis products for the three months ended August 31, 2020 was $69,616 versus $19,961 in the same period of the prior year and $56,687 in the fourth quarter of fiscal 2020, representing an increase of 248.8% from the same period for the prior year and a 22.8% increase from the prior quarter.

Management’s Discussion & Analysis | 19

The increase in revenue from adult-use cannabis products during the quarter from the prior quarter was related to:

•	Increase in the adult-use cannabis sales by 5,949.0 kg equivalents to 16,780.3 kg equivalents sold in the current quarter, a 54.9% increase from the prior quarter. This increase was largely driven by the release of the Company’s release of large format products and new economy brand B!NGO, which provided 6,340.4 kgs and $18,748 of additional sales during the quarter as part of the initial pipeline fill of these new offerings.

This factor was partially offset by:

•	Decrease in the average gross selling price to the adult-use market from $5.23 to $4.15, a 20.7% decrease from the prior quarter. The decrease is primarily related to launch and pipeline fill of the Company’s large format products and new economy brand B!NGO which has larger volume but a lower selling price per gram.

Wholesale cannabis revenue

Revenue from wholesale cannabis products for the three months ended August 31, 2020 was $4,702 versus $4,876 in the same period of the prior year and $327 in the fourth quarter of fiscal 2020. The Company continues to believe that wholesale cannabis revenue will remain subject to quarter-to-quarter variability.

Gross profit and gross margin

The gross profit for the three months ended August 31, 2020 was $75,279, compared to $45,421 in the same quarter in the prior year and $47,390 in the previous quarter, an increase of 58.8% from the prior quarter.

	Three months ended
	August 31, 2020	May 31, 2020

Cannabis revenue	$82,229	$65,461
Distribution revenue	82,198	99,137
Insurance recovery	1,000	—
Excise taxes	(19,738)	(12,395)

Net revenue	145,689	152,203

Production cost	28,421	18,917
Cost of cannabis purchased	3,540	6,070
Cost of goods purchased	70,396	87,190

Gross profit before fair value adjustments	43,332	40,026

Fair value adjustment on sale of inventory	27,203	20,979
Fair value adjustment on growth of biological assets	(59,150)	(28,343)
	(31,947)	(7,364)

Gross profit	$75,279	$47,390
Gross margin	51.7%	31.1%

Cost of sales currently consist of five main categories: (i) production costs, (ii) cost of cannabis purchased, (iii) cost of goods purchased, (iv) fair value adjustment on sale of inventory and (v) fair value adjustment on growth of biological assets:

Management’s Discussion & Analysis | 20

(i) Production costs include all direct and indirect costs of production, related to cannabis sold. This includes costs relating to growing, cultivation and harvesting, quality assurance and quality control, cannabis oil processing, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of cannabis.

(ii) Cost of cannabis purchased consists of Canadian cannabis purchased from other licensed producers for packaging and branding under one of the Company’s brands and sold directly to consumers or through retail outlets.

(iii) Cost of goods purchased consists of items purchased for resale through the Company’s distribution businesses which are run through its subsidiaries FL Group, ABP and CC Pharma.

(iv) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(v) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (cannabis) produced in the period. In an effort to increase transparency, inventory of cannabis (Note 5 – condensed interim consolidated financial statements for the three months ended August 31, 2020) consists of cannabis between $2.50 and $3.00 per gram for greenhouse produced cannabis and between $3.50 and $4.00 per gram for indoor produced cannabis.

Management believes that the different components of net revenue and cost of sales included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations because it excludes non-cash fair value adjustments required by IFRS.

Cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin are non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the three months ended August 31, 2020:

	Three months ended August 31, 2020 (IFRS)	Adjustments	Three months ended August 31, 2020 (Adjusted)

Cannabis revenue	$82,229	$—	$82,229
Distribution revenue	82,198	(82,198)	—
Insurance recovery	1,000	—	1,000
Excise taxes	(19,738)	—	(19,738)

Net revenue	145,689	(82,198)	63,491

Production costs	28,421	—	28,421
Cost of cannabis purchased	3,540	—	3,540
Cost of goods purchased	70,396	(70,396)	—
Fair value adjustment on sale of inventory	27,203	(27,203)	—
Fair value adjustment on biological assets	(59,150)	59,150	—
	70,410	(38,449)	31,961

Cannabis gross profit	$75,279	$(43,749)	$31,530
Cannabis gross margin	51.7%		49.7%

Management’s Discussion & Analysis | 21

The Company’s adjusted cannabis gross profit increased by $3,451 and adjusted cannabis gross margin decreased by 3.2% from the prior quarter as a result of the following:

•	Release of pipeline fill of large format products and new economy brand B!NGO, which provided an increase in sales but at lower margins then the Company’s other branded products.

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the three months ended August 31, 2020:

	Three months ended August 31, 2020 (IFRS)	Adjustments	Three months ended August 31, 2020 (Adjusted)

Cannabis revenue	$82,229	$(82,229)	$—
Distribution revenue	82,198	—	82,198
Insurance recovery	1,000	(1,000)	—
Excise taxes	(19,738)	19,738	—

Net revenue	145,689	(63,491)	82,198

Production costs	28,421	(28,421)	—
Cost of cannabis purchased	3,540	(3,540)	—
Cost of goods purchased	70,396	—	70,396
Fair value adjustment on sale of inventory	27,203	(27,203)	—
Fair value adjustment on biological assets	(59,150)	59,150	—
	70,410	(14)	70,396

Distribution gross profit	$75,279	$(63,477)	$11,802
Distribution gross margin	51.7%		14.4%

The Company’s adjusted distribution gross profit and adjusted distribution gross margin decreased by $145 and increased by 2.3% respectively from the prior quarter.

Operating expenses

	For the three months ended August 31,
	2020	2019
General and administrative	$28,353	$22,305
Share-based compensation	4,261	4,956
Amortization	5,409	5,008
Selling	7,213	1,980
Marketing and promotion	6,107	5,834
Research and development	149	610
Transaction costs	3,048	735
	$54,540	$41,428

Operating expenses are comprised of general and administrative, share-based compensation, amortization, selling, marketing and promotion, research and development, and transaction costs. These costs increased by $13,112 to $54,540 from $41,428 in the same quarter in the prior year. This was primarily due to increased operating costs associated with increased operations and sales and marketing initiatives to drive higher sales.

Management’s Discussion & Analysis | 22

General and administrative costs

	For the three months ended August 31,
	2020	2019
Executive compensation	$2,790	$1,837
Consulting fees	2,401	3,765
Office and general	5,163	4,207
Professional fees	1,239	2,512
Salaries and wages	11,585	6,282
Insurance	3,976	2,495
Travel and accommodation	901	1,041
Rent	298	166
	$28,353	$22,305

The increase in general and administrative costs from the same quarter in the prior year was largely related to:

•	An increase in headcounts at all levels of the organization and insurance as the Company increased its global operational footprint, including continued ramp up of the Company’s German operations;

partially offset by:

•	A decrease in professional and consulting fees, as a result of corporate initiatives; and
•	A decrease in travel and accommodation as a result of travel restriction arising from COVID-19.

Share-based compensation

The Company recognized share-based compensation expense of $4,261 for the three months ended August 31, 2020 compared to $4,956 for the same period in the prior year. Share-based compensation is valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in the number of restricted share units (“RSUs”) vesting in the period offset by a decrease in the number of options issued in the period. The Company issued 150,000 deferred share units (“DSUs”), 2,574,986 RSUs and 50,000 stock options in the current quarter compared to 35,752 DSUs, 226,459 RSUs and 1,086,146 stock options in the same period of the prior year. In addition, as the Company’s share-based compensation evolved from stock options only to a hybrid of stock options and share units, the Company’s share-based compensation becomes more closely tied to stock performance in the quarter. If the stock decreases, share-based compensation, net of the impact of new and vested awards, should also decrease. As the stock price increases, share-based compensation, net of the impact of new and vested awards, should also increase.

Amortization

The Company incurred non-production related amortization charges of $5,409 for the three months ended August 31, 2020 compared to $5,008 for the same period in the prior year.

Selling costs

For the three months ended August 31, 2020, the Company incurred selling costs of $7,213, versus $1,980 in the same quarter last year. The current period costs are 11.5% of net revenue from cannabis products as opposed to 15.7% in the prior quarter. These costs relate to adult-use sales teams commission, Health Canada cannabis fees, and patient acquisition and maintenance costs. Patient acquisition and ongoing patient maintenance costs include funding to individual clinics to perform medical studies as well as support to assist with additional costs incurred by clinics resulting from the education of patients using the Company’s products.

Management’s Discussion & Analysis | 23

Marketing and promotion costs

For the three months ended August 31, 2020, the Company incurred marketing and promotion costs of $6,107, versus $5,834 in the same quarter last year. The current period costs are comprised of $4,835 of cannabis related marketing and promotion or 7.7% of net cannabis revenue and $1,272 of distribution marketing and promotion or 1.5% of distribution revenue. These costs relate to general marketing, research and education expense, call center operations and shipping costs.

Research and development

Research and development costs of $149, or 0.2% of net revenue from cannabis products, were expensed during the three months ended August 31, 2020 compared to $610 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify research and development costs related to the cost of cannabis consumed in research and development activities.

Transaction costs

Transaction costs of $3,048 were expensed during the three months ended August 31, 2020 compared to $735 in same period last year. These relate to costs associated with various one-time litigation costs, restructuring costs and potential acquisitions the Company has considered and abandoned, or is still considering.

Non-operating income (loss), net

	For the three months ended August 31,
	2020	2019
Foreign exchange loss	$(20,250)	$(8,682)
(Loss) gain on long-term investments	(1,389)	13,708
Unrealized gain on convertible debentures	421	14,207
Other non-operating items, net	3,895	1,070
	$(17,323)	$20,303

For the three months ended August 31, 2020, the Company recognized a loss of $1,389 related to the change in fair value of long-term investments. These changes in fair value result from a decline in the trading prices of participants in the cannabis market. Furthermore, the Company recognized a loss of $20,250 resulting from the changes in foreign exchange rates during the period, largely from the significant portion of the Company’s cash balance which is held in United States dollars. These losses were offset by a gain on other non-operating items, net of $3,895.

Net income

The Company recorded a net loss for the three months ended August 31, 2020 of $(5,095) or $(0.02) per share as opposed to net income of $16,441 or $0.07 per share in the same period of the prior year. The decrease in net income is a result of the non-operating loss of $(17,323) during the current period compared to non-operating income of $20,303 in the same period in the prior year. The non-operating loss in the current period is driven primarily from foreign exchange, while the prior year gain was driven by changes in fair value of long-term investments and unrealized gain on convertible debentures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs and certain one-time non-operating expenses, as determined by management, all as follows:

Management’s Discussion & Analysis | 24

	For the three months ended August 31,
	2020	2019
Net (loss) income	$(5,095)	$16,441
Income taxes	1,308	2,598
Finance expense, net	7,203	5,257
Non-operating (income) loss, net	17,323	(20,303)
Amortization	13,905	9,218
Share-based compensation	4,261	4,956
Fair value adjustment on sale of inventory	27,203	7,286
Fair value adjustment on growth of biological assets	(59,150)	(25,153)
Transaction costs	3,048	735
Adjusted EBITDA from businesses under development	2,820	4,234
Adjusted EBITDA from distribution business	(2,427)	(3,940)
Adjusted EBITDA from cannabis business	$10,399	$1,329

	For the three months ended August 31,
	2020	2019
Adjusted EBITDA from cannabis business	$10,399	$1,329
Adjusted EBITDA from businesses under development	(2,820)	(4,234)
Adjusted EBITDA from distribution business	2,427	3,940
Adjusted EBITDA	$10,006	$1,035

The Company’s adjusted EBITDA increased by $1,448 from $8,558 in the prior quarter to $10,006.

■ Liquidity and Capital Resources

Cash flow used in operations for the three months ended August 31, 2020 was $69,337, a $45,241 increase from $24,096 used in the same period in the prior year. The cash flow used in operations is primarily a result of investment in working capital for the following:

•	Issuing final payments on outstanding payables for $17,423 including the Company’s legal settlement of $15,500;
•	Increased accounts receivable driven by increased sales in the quarter increasing accounts receivable by $26,736 in the quarter; and
•	Investments in inventory and biological assets of $19,078.

The Company also invested further in its growing international operations with $17,304 of total investment in capital and intangible assets, largely comprising of additions to its European facilities.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at August 31, 2020, Aphria maintained $400,019 of cash and cash equivalents on hand, compared to $497,222 in cash and cash equivalents at May 31, 2020. Liquid sources of cash decreased $97,203 in the period. This decrease is a result of the loss in foreign exchange associated primarily with cash held in USD of approximately $19,000, investment in working capital of $57,674, and investment in capital and intangible assets of $17,304.

Working capital provides funds for the Company to meet its operational and capital requirements. As at August 31, 2020, the Company maintained working capital of $725,512. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities in the next year.

Management’s Discussion & Analysis | 25

Capital and intangible asset expenditures

For the three months ended August 31, 2020, the Company invested $15,808 in capital and intangible assets through wholly-owned subsidiaries, exclusive of business acquisitions, of which $1,973 are considered maintenance CAPEX and the remaining $13,835 growth CAPEX related to new extraction capacity and facility build out in Germany.

For the three months ended August 31, 2020, the Company invested $1,496 in capital and intangible assets through majority-owned subsidiaries, all of which is considered growth CAPEX.

Financial covenants

The Company expects to meet its financial covenants in the current fiscal year. The Company believes that it has sufficient operating room with respect to its financial covenants for the current fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

The Company has no off-balance sheet financing.

Minimum payments payable over the next five years are as follows:

Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related
commitments	$14,058	$14,058	$—	$—	$—
Leases	8,126	1,593	2,520	2,024	1,989
Long-term debt	140,011	10,816	90,049	9,556	29,590
Convertible debenture	270,362	—	—	270,362	—
Total	$432,557	$26,467	$92,569	$281,942	$31,579

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of August 31, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. ("LATAM") and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company pursued a motion to dismiss the U.S. claim. The Company’s motion was denied and the claim was maintained against the Company and certain of its former and current senior officers. In the U.S. action, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As at August 31, 2020, the Company has not recorded any uninsured amount related to this contingency.

As of July 20, 2020, a proposed class action (the “Langevin Class Action”) has been commenced against a number of Canadian licensed producers including the Company and its subsidiary, Broken Coast (collectively, the “Defendants”) by Lisa Marie Langevin (the “Plaintiff”) on behalf of all persons in Canada who purchased cannabis products that were manufactured, sold, promoted, or distributed by the Defendants and consumed prior to the labelled expiry date of such products on or after June 16, 2010, if such products were used for medicinal purposes and on or after October 17, 2018, if such products were used for recreational purposes (the “Proposed Class”). The Plaintiff specifically alleges that (i) the Defendants marketed medicinal and recreational cannabis products with an advertised content of TCH and CBD that was “drastically different” (higher and lower percentages) from the actual amount in the cannabis products and (ii) the Plaintiff suggests that the plastic bottles or caps used to store the cannabis products may have absorbed or degraded the THC or CBD content. The Plaintiff seeks recovery of the money the Proposed Class spent on the Defendants’ products that did not contain what they were advertised to contain and compensatory damages for those who suffered physical or mental injuries as a result of the Defendants’ mislabeling of the products. The Company intends to vigorously defend itself in each of these actions. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As at August 31, 2020, the Company has not recorded any uninsured amount related to this contingency.

Management’s Discussion & Analysis | 26

Share capital

Aphria has the following securities issued and outstanding, as at October 14, 2020:

	Presently outstanding	Exercisable	Exercisable & in-the-money	Fully diluted
Common stock	289,341,173	—	—	289,341,173
Warrants	7,222,472	7,222,472	200,000	200,000
Stock options	5,403,868	4,174,768	757,002	757,002
Restricted share units	3,793,594	860,086	860,086	860,086
Deferred share units	346,716	234,216	234,216	234,216
Convertible debentures	27,621,492	27,621,492	—	—
Fully diluted				291,392,477

*Based on closing price on October 14, 2020

■ Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the first quarter of fiscal 2021, ended August 31, 2020. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2020 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Nov/19	Feb/20	May/20	Aug/20
Net revenue	$120,600	$144,424	$152,203	$145,689
Net income (loss)	(7,929)	5,697	(98,843)	(5,095)
Earnings (loss) per share – basic	(0.03)	0.02	(0.39)	(0.02)
Earnings (loss) per share - fully diluted	(0.03)	0.02	(0.39)	(0.02)
	Nov/18	Feb/19	May/19	Aug/19
Net revenue	$21,688	$73,582	$128,568	$126,112
Net income (loss)	54,774	(108,209)	15,760	16,441
Earnings (loss) per share - basic	0.22	(0.43)	0.05	0.07
Income (loss) per share - fully diluted	0.22	(0.43)	0.05	0.07

Management’s Discussion & Analysis | 27

■ Accounting Policies

Critical Accounting Estimates and Judgments

The Company’s critical accounting policies and estimates are described in the audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020. There have been no material changes to these critical accounting policies and estimates.

New Standards and Interpretations Applicable Effective June 1, 2020

Refer to Note 3 (q) of the Company’s audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020 for additional information on changes in accounting policies. There have been no new standards or interpretations applicable to the Company during the period.

■ Industry Trends and Risks

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition, results of operations and prospects may suffer significantly.

The risk factors for the three months ended August 31, 2020 remain substantially unchanged from those disclosed and discussed under the headings “Risk Factors - Risks Related to the Company’s Business and the Cannabis Industry”, in the Company's Annual Information Form for the year ended May 31, 2020 available on the Company's profile on SEDAR at www.sedar.com, except as described below.

Public Health Crises

A public health crisis, such as local, regional, national or international epidemics, pandemics or outbreaks of illnesses, infectious diseases or viruses (including COVID-19) could cause interruptions to the Company’s operations, increase operating expenses, result in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred. Depending on its severity and reach, such an event could affect the Company’s workforce resulting in the inability to continue to operate the Company’s production facilities. Further, the Company’s operations could be adversely affected if its supply partners, contractors, customers and/or transportation carriers were prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. In addition, a health crisis, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for the Company’s products, the market for the Company’s securities and/or its ability to obtain financing.

In particular, as of the date of this MD&A, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of the Company’s products and adversely impact the Company’s business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees and consultants. In addition, at this time, persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. Enactment by countries of emergency measures to combat the spread of the virus may result in creating barriers in accessing medical care and may result in a decrease in access by patients to their physicians and their ability to access or receive medical cannabis as a medicine. It is difficult to predict how the COVID-19 pandemic or the restrictions imposed by governments in Canada and worldwide in response to the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

Management’s Discussion & Analysis | 28

Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. There have also been four actions commenced by individual plaintiffs in Canada against the Company and certain of its current and former officers alleging misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company is self-insured for the costs associated with any award or damages arising from such actions and entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims.

As of July 20, 2020, the Langevin Class Action was commenced. As described above, the Plaintiff specifically alleges that (i) the Defendants marketed medicinal and recreational cannabis products with an advertised content of TCH and CBD that was “drastically different” (higher and lower percentages) from the actual amount in the cannabis products and (ii) The Plaintiff suggests that the plastic bottles or caps used to store the cannabis products may have absorbed or degraded the THC or CBD content. The Plaintiff seeks recovery of the money the Proposed Class spent on the Defendants’ products that did not contain what they were advertised to contain and compensatory damages for those who suffered physical or mental injuries as a result of the Defendants’ mislabeling of the products. The Company intends to vigorously defend itself in each of these actions.

Management’s Discussion & Analysis | 29

■ Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2020, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S.) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in the SEC’s rules and the rules of the Canadian Securities Administrators) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting includes those policies and procedures that:

•       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management team, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal controls over financial reporting using COSO to design the Company’s internal controls over financial reporting. Based on the evaluation performed, management has concluded that internal control over financial reporting was effective as at May 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of May 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies the consolidated financial statements.

It is important to understand that there are inherent limitations on effectiveness of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. These inherent limitations include the following:

Management’s Discussion & Analysis | 30

•       Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes;

•       Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override;

•       The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; and

•       Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended August 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

■ Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (together, "forward-looking statements") and are expressly qualified by this cautionary statement. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. Words such as “forecast”, “future”, “expect”, “likely”, “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, “potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project” and the negative of these terms or similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this MD&A. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the Company’s future financial and operating performance;
•	the competitive and business strategies of the Company;
•	the intention to grow the business, operations and potential activities of the Company;
•	the Company’s ability to provide a return on investment;
•	the Company’s ability to maintain a strong financial position and manage costs;
•	the Company’s ability to maximize the utilization of its existing assets and investments;
•	the Company’s ability to take a leadership position in the industry;
•	the expected inventory and production capacity of the Company;
•	the expected category growth of the Company’s products;
•	the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market;

Management’s Discussion & Analysis | 31

•	the expected variability of wholesale cannabis revenue;
•	the market for the Company’s current and proposed products, including vape pens, as well as the Company’s ability to capture market share;
•	the anticipated timing for the release of expected product offerings;
•	the development of affiliated brands, product diversification and future corporate development;
•	expectations with respect to the Company’s product development, product offering and the sales mix thereof;
•	the Company’s satisfaction of international demand for its products;
•	the Company’s plans with respect to importation/exportation;
•	the Company’s ability to meet the demand for medical cannabis;
•	the Company’s plans to establish strategic partnerships, including collaborations with academic institutions in Germany;
•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;
•	the Company’s expected ongoing contractual relationships, and the terms thereof;
•	the Company’s ability to comply with its financial covenants in the future;
•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets;
•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
•	the Company’s purpose, mission, vision and values;
•	the impacts of COVID-19 and future steps to be taken in response to COVID-19;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	expectations with respect to crop rotation and harvest, the anticipated future gross margins of the Company and the potential for significant growths or losses;
•	the potential for the Company to record future impairment losses;
•	the performance of the Company’s business and operations;
•	the Company’s ability to capitalize on the US market;
•	future expenditures, strategic investments and capital activities;
•	the anticipated timing for the completion of the Company’s German cultivation facility, the first harvest from such facility and the expected capacity of such facility; and
•	current and future legal actions, and the Company’s ability to cover any costs or judgements arising from these actions either through insurance or otherwise.

Readers are cautioned that the above list of cautionary statements is not exhaustive. All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in Aphria’s most recent Annual Information Form and under the heading “Industry Trends and Risks” in this MD&A. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Certain forward-looking statements contained herein concerning the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Management’s Discussion & Analysis | 32

These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Management’s Discussion & Analysis | 33